ATIF Holdings Limited

420 Goddard

Irvine, CA 92618

308-888-8888

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

January 9, 2026

Re:	ATIF Holdings Limited
Registration Statement on Form F-3
Initially filed December 29, 2025
File No. 333-292471

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ATIF Holdings Limited (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on January 13, 2026, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Dr. Kamran Khan
Name:	Dr. Kamran Khan
Title:	Chief Executive Officer
ATIF Holdings Limited

cc:	Joan Wu, Esq.,
Hunter Taubman Fischer & Li LLC